Exhibit 99.1

BiondVax receives its first €6M tranche disbursement

from the European Investment Bank (EIB)

NESS ZIONA, Israel, June 19, 2018 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), developer of M-001, a clinical phase Universal Influenza Vaccine candidate, announced today the receipt of a €6 million disbursement from the European Investment Bank (EIB). These funds are the first tranche of the previously announced €20 million co-financing agreement signed in June 2017.

Dr. Ron Babecoff, BiondVax’s President and CEO, commented, “We plan to begin our first pivotal, clinical efficacy, Phase 3 trial later this year, while the construction of our mid-size commercial manufacturing facility is well underway. Our collaboration with the EIB has helped enable this late stage progress towards bringing a universal flu vaccine to the European and international markets.”

“We are grateful for the excellent ongoing collaboration and relationship with the EIB towards the development of our universal flu vaccine,” continued Babecoff.

Mr. Uri Ben-Or, BiondVax’s CFO, noted, “Our collaboration with the EIB and their innovative co-funding mechanism has enabled BiondVax to proceed confidently into late stage clinical trials and construction of a manufacturing facility. We plan to call for the additional tranches in the near future as needed.”

The EIB-BiondVax non-dilutive co-financing agreement, signed in June 2017, is structured as a zero-percent fixed interest loan, available for up to 36 months from the date of signing with a variable remuneration based on royalties of net sales of M-001 following commercialization. Funds will be advanced in three tranches. The tranches are available up to 12, 24, and 36 months following the date of the agreement, and are dependent on achievement of certain specified milestones. The tranches are repayable five years after each drawdown. BiondVax retains the option to repay the loan and repurchase the royalties at any time.

About BiondVax

BiondVax (Nasdaq: BVXV) is an advanced clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. Please visit www.biondvax.com.

Contact Details

Joshua Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcomes, the successful completion of our planned manufacturing facility, the results of Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange. We undertake no obligation to revise or update any forward-looking statement for any reason.

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